UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Stream Global Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

378981104

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, California 90067-3206

(310) 557-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 378981104

1.	Names of Reporting Persons. SGS Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,011,280 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 71,011,280 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,011,280 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 93.4% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Ares Corporate Opportunities Fund II, L.P. (“ACOF II”), EGS Dutchco B.V. (“EGS Dutchco”), NewBridge International Investment Ltd. (“NewBridge” and, together with ACOF II and EGS Dutchco, the “Parent Members”), G. Drew Conway (“Mr. Conway”) and Paul G. Joubert (“Mr. Joubert” and, together with Mr. Conway, the “Rollover Directors”) are members of SGS Holdings LLC (“Parent” and, together with the Rollover Directors, the “Reporting Persons”) and the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with (a) the Parent Members, (b) ACOF Management II, L.P., ACOF Operating Manager II, L.P., Ares Management LLC and Ares Partners Management Company LLC (together with ACOF II, the “Ares Entities”), (c) EGS Luxco S.àr.l., Providence Equity Partners VI International L.P., Providence Equity GP VI International L.P. and PEP VI International Ltd. (together with EGS Dutchco, the “Providence Entities”) and (d) Ayala Corporation, Azalea International Venture Partners Ltd. and LiveIt Investments Limited (together with NewBridge, the “Ayala Entities”).  For additional information regarding the Ares Entities, the Providence Entities and the Ayala Entities, see the statements on Schedule 13D filed by the Ares Entities (as amended from time to time, the “Ares Schedule 13D”) and the statements on Schedule 13D jointly filed by the Providence Entities and the Ayala Entities (as amended from time to time, the “Providence/Ayala Schedule 13D”), each filed with the U.S. Securities and Exchange Commission (the “Commission”).

(2)  The calculation of the foregoing percentage is based on 76,025,505 shares of Common Stock outstanding on February 24, 2012 as reported in Stream Global Services, Inc.’s Form 10-K for the year ended December 31, 2011 filed with the Commission on February 29, 2012 (the “2011 Form 10-K”).

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CUSIP No. 378981104

1.	Names of Reporting Persons. G. Drew Conway

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Items 4, 5 and 6) (1) (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Items 4, 5 and 6) (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 4, 5 and 6) (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) The Parent Members and the Rollover Directors are members of Parent and the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with (a) the Parent Members, (b) the Ares Entities, (c) the Providence Entities and (d) the Ayala Entities.  As of April 18, 2012, Mr. Conway owned 0.6% of the units of membership interest in Parent.  Mr. Conway (other than with respect to the portion of the shares of Common Stock owned by him that are attributable to his pecuniary interest in Parent) disclaims beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by him that he is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by him.  For additional information regarding the Ares Entities, the Providence Entities and the Ayala Entities, see the Ares Schedule 13D and the Providence/Ayala Schedule 13D.

(2) Pursuant to the terms of the Limited Liability Company Agreement of Parent (the “LLC Agreement”), dated as of January 27, 2012, by and among the Parent Members and the Rollover Directors, Mr. Conway does not have power to vote or to direct the vote or to dispose or direct the disposition of the securities reported herein.

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CUSIP No. 378981104

1.	Names of Reporting Persons. Paul G. Joubert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Items 4, 5 and 6) (1) (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Items 4, 5 and 6) (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 4, 5 and 6) (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) The Parent Members and the Rollover Directors are members of Parent and the Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with (a) the Parent Members, (b) the Ares Entities, (c) the Providence Entities and (d) the Ayala Entities.  As of April 18, 2012, Mr. Joubert owned 0.7% of the units of membership interest in Parent.  Mr. Joubert (other than with respect to the portion of the shares of Common Stock owned by him that are attributable to his pecuniary interest in Parent) disclaims beneficial ownership of the securities reported herein and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by him that he is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by him.  For additional information regarding the Ares Entities, the Providence Entities and the Ayala Entities, see the Ares Schedule 13D and the Providence/Ayala Schedule 13D.

(2) Pursuant to the terms of the LLC Agreement, Mr. Joubert does not have power to vote or to direct the vote or to dispose or direct the disposition of the securities reported herein.

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CUSIP No. 378981104

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 2 to the statement on Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on January 31, 2012 (the “Original 13D”), as amended by Amendment No. 1 to the statement on Schedule 13D filed by Parent on March 5, 2012 (“Amendment No. 1” and, together with the Original 13D and Amendment No. 2, the “Schedule 13D”) and relates to the common stock, par value $0.001 per share (“Common Stock”), of Stream Global Services, Inc. (formerly Global BPO Services Corp.), a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 20 William Street, Suite 310, Wellesley, Massachusetts 02481.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original 13D or Amendment No. 1.  Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Original 13D and Amendment No. 1, as the case may be.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This statement is filed on behalf of SGS Holdings LLC (“Parent”), G. Drew Conway (“Mr. Conway”) and Paul G. Joubert (“Mr. Joubert” and, together with Parent and Mr. Conway, the “Reporting Persons”).

(b)

The address of the principal business and principal office of Parent is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067. The address of the principal business and principal office of each of the members of the board of managers of Parent is set forth in Schedule I hereto, which is incorporated here by reference. The address of the principal business and principal office of each of Mr. Conway and Mr. Joubert is c/o Stream Global Services, Inc., 20 William Street, Suite 310, Wellesley, Massachusetts 02481.

(c)

Parent was formed to hold and acquire shares of Common Stock and, in the event the Parent Members (as defined below) determine, to effectuate the Merger (as defined below). Parent is managed by a board of managers, which acts by unanimous approval. The name and present principal occupation of each of the members of the board of managers of Parent is set forth in Schedule I hereto, which is incorporated herein by reference. Mr. Conway has served as a member of the Issuer’s board of directors since July 2007. The principal executive offices of the Issuer are located at 20 William Street, Suite 310, Wellesley, Massachusetts 02481. Since April 2006, Mr. Conway has served as the Chief Executive Officer and President of Sagent Partners, LLC, a consulting firm providing strategic IT solutions to government prime contractors and agencies. The principal executive offices of Sagent Partners, LLC are located at 36 Washington St., Wellesley, MA 02381. He also serves as the Chief Executive Officer and President of Sagent HealthStaff LLC, a healthcare-staffing company that he founded in September 2002. The principal executive offices of Sagent HealthStaff LLC are located at 36 Washington St., Wellesley, MA 02381. Mr. Joubert has served as a member of the Issuer’s board of directors since his retirement in July 2008 from PricewaterhouseCoopers LLP, or PWC, an international accounting firm that he joined in 1971. The principal executive offices of PWC are located at 300 Madison Ave., New York, NY 10017. Mr. Joubert is the Chairman of the Issuer’s Audit Committee and also the Issuer’s Audit Committee financial expert. Mr. Joubert is the Founding Partner of EdgeAdvisors, a privately held management consulting organization, a position he has held since June 2008. The principal executive offices of Edge Advisors are located in Canton, MA 02021. During his tenure at PWC, Mr. Joubert served as a partner in the firm’s Assurance practice and led its Technology, InfoCom and Entertainment practice for the Northeast region of the United States.

(d)

Parent confirms that, during the last five years, neither Parent nor any person listed on Schedule I hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Conway confirms that, during the last five years, he has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

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Mr. Joubert confirms that, during the last five years, he has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Parent confirms that, during the last five years, neither Parent nor any person listed on Schedule I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Conway confirms that, during the last five years, Mr. Conway has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Joubert confirms that, during the last five years, Mr. Joubert has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Parent is organized in the State of Delaware. The country of citizenship of each of the members of the board of managers of Parent is set forth in Schedule I hereto, which is incorporated here by reference. Each of Mr. Conway and Mr. Joubert are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

On April 18, 2012, each of Mr. Conway and Mr. Joubert (together, the “Rollover Directors”) simultaneously contributed all of the shares of Common Stock they owned to Parent pursuant to a Contribution and Exchange Agreement, dated as of April 18, 2012 (the “Director Contribution Agreement”), by and among Parent, Mr. Conway and Mr. Joubert, in exchange for units of membership interest in Parent (the “Rollover”).  Pursuant to the Rollover, Mr. Conway contributed 451,498 Shares in exchange for 0.6% of the units of membership interest of Parent and Mr. Joubert contributed 489,754 Shares in exchange for 0.7% of the units of membership interest of Parent.  The Rollover resulted in Parent owning 71,011,280 shares of Common Stock, or 93.4% of the issued and outstanding shares of Common Stock (based upon 76,025,505 shares of Common Stock outstanding on February 24, 2012 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Commission on February 29, 2012).  There was no cash consideration for this transaction.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following: The responses to Item 3 are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses to Item 4 are incorporated herein by reference.

Ares Corporate Opportunities Fund II, L.P., a Delaware limited partnership (“ACOF II”), EGS Dutchco B.V., a Dutch private company with limited liability (“EGS Dutchco”), NewBridge International Investment Ltd., a British Virgin Islands company (“NewBridge” and, together with ACOF II and EGS Dutchco, the “Parent Members”), and the Rollover Directors are members of Parent.  The Reporting Persons may be members of a group for purposes of Section 13(d) of the Act with (a) the Parent Members, (b) ACOF Management II, L.P., ACOF Operating Manager II, L.P., Ares Management LLC and Ares Partners Management Company LLC (together with ACOF II, the “Ares Entities”), (c) EGS Luxco S.àr.l., Providence Equity Partners VI International L.P., Providence Equity GP VI International L.P. and PEP VI International Ltd. (together with EGS Dutchco, the “Providence Entities”)

6

and (d) Ayala Corporation, Azalea International Venture Partners Ltd. and LiveIt Investments Limited (together with NewBridge, the “Ayala Entities”).  For additional information regarding the Ares Entities, the Providence Entities and the Ayala Entities, see the statements on Schedule 13D jointly filed by the Ares Entities and the statements on Schedule 13D jointly filed by the Providence Entities and the Ayala Entities, each filed with the Commission.  The members of Parent’s board of managers expressly disclaim beneficial ownership of the shares of Common Stock owned by Parent.  The Rollover Directors (other than with respect to the portion of the shares of Common Stock owned by each of them that are attributable to their pecuniary interest in Parent) expressly disclaim beneficial ownership of the shares of Common Stock owned by Parent.

(a)

Aggregate Number and Percentage of Securities. See Item 3 hereto and Items 11 and 13 of the cover pages hereto for the aggregate number of shares of Common Stock and percentage of Common Stock deemed to be beneficially owned by each of the Reporting Persons.

(b)

Power to Vote and Dispose. See Items 7 through 10 of the cover pages hereto for the number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

Transactions within the past 60 days. Except for the information set forth or incorporated by reference herein or in Items 3, 4 and 6, which are incorporated by reference herein, Parent has not, and, to the best of Parent’s knowledge, none of the individuals set forth on Schedule I hereto have, effected any transaction related to the Common Stock during the past 60 days.

Except for the information set forth or incorporated by reference herein or in Items 3, 4 and 6, which are incorporated by reference herein, Mr. Conway has not effected any transaction related to the Common Stock during the past 60 days.

Except for the information set forth or incorporated by reference herein or in Items 3, 4 and 6, which are incorporated by reference herein, Mr. Joubert has not effected any transaction related to the Common Stock during the past 60 days.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

The responses to Items 3 and 4 are incorporated herein by reference.

Rollover Director Contribution and Exchange Agreement

On April 18, 2012, Parent, Mr. Conway and Mr. Joubert entered into the Director Contribution Agreement.  Pursuant to the Director Contribution Agreement, each of Mr. Conway and Mr. Joubert simultaneously contributed all of the shares of Common Stock held by each of them to Parent in exchange for units of membership interest in Parent.  Pursuant to the Rollover, Mr. Conway contributed 451,498 Shares in exchange for 0.6% of the units of membership interest of Parent and Mr. Joubert contributed 489,754 Shares in exchange for 0.7% of the units of membership interest of Parent.  In connection with the Rollover, Mr. Conway and Mr. Joubert became parties to the LLC Agreement.

Item 7	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following Exhibits 7 and 8:

Exhibit 7	Joint Filing Agreement, dated as of April 18, 2012, among the Reporting Persons.

Exhibit 8	Contribution and Exchange Agreement, dated as of April 18, 2012, by and among SGS Holdings LLC, G. Drew Conway and Paul G. Joubert.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 18, 2012

SGS HOLDINGS LLC

/s/ Nathan Walton
By: Nathan Walton
Its: President

/s/ G. Drew Conway
By: G. Drew Conway

/s/ Paul G. Joubert
By: Paul G. Joubert

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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SCHEDULE I

The name, present principal occupation and country of citizenship of each member of the board of managers of Parent is set forth in Schedule I hereto.

Name (and Title)	Principal Occupation and Address
Nathan Walton (member of Parent’s board of managers; President of Parent)

Mr. Walton is a Principal of Ares Management LLC, an alternative asset investment management firm. Mr. Walton joined Ares Management in March 2006 as part of the Capital Markets Group and later moved to the Private Equity Group in March 2007. He has also served on the Board of Directors of Stream Global Services, Inc. since August 2008 and on the Board of Directors of Plasco Energy Group, Inc., a clean energy technology company, since July 2010. He received a BA in Politics from Princeton University and a MBA from Stanford University. Mr. Walton’s current business address is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067, and his current business phone number is (310) 201-4100. Mr. Walton is a citizen of the United States of America.

Alfredo I. Ayala (member of Parent’s board of managers; Treasurer of Parent)

Alfredo I. Ayala (President and Chief Executive Officer of LiveIt, Managing Director of Ayala Corporation, and Director of NewBridge). Mr. Ayala is a Managing Director of Ayala Corporation and a Member of the Management Committee of Ayala Corporation (Ayala Group) since 2009. He is the President and Chief Executive Officer of LiveIt Investments, Ltd., the holding company of Ayala Corporation for its investments in the business process outsourcing (BPO) sector. Mr. Ayala is the Chairman of Integreon, Inc. and Non-Executive Vice Chairman of Stream Global Services, Inc. He is a director of HRMall Holdings Limited and Affinity Express Holdings Limited and Chairman of the Business Processing Association of the Philippines (BPA/P). Previously, he was Chairman of SPi, one of the leading non-voice BPO companies in Asia. Prior to that, he was a Partner at Crimson Investment, an international private equity firm, and a Managing Director and Co-Founder of MBO Partners, an international private equity firm. Mr. Ayala holds a double-major B.A. degree in Development Studies and Economics from Brown University (with Honors) and an MBA from the Harvard Graduate School of Business Administration. Mr. Ayala’s current business address is 34/F Tower One & Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226, and his current business phone number is 63-2-848-5758. Mr. Ayala is a citizen of the Philippines.

R. Davis Noell (member of Parent’s board of managers; Secretary of Parent)

Mr. Noell is a Principal of Providence Equity Partners. Prior to joining Providence in 2003, Mr. Noell was an analyst in Deutsche Bank’s media investment banking group. Mr. Noell has also served on the Board of Directors of Stream Global Services, Inc. since October 2009, on the Board of Directors of Altegrity Inc., a privately held security and information technology services company, since November 2010, and from December 2008 to September 2009, he served on the Board of Directors of eTelecare Global Solutions, Inc. Mr. Noell holds a B.A degree from the University of North Carolina at Chapel Hill. Mr. Noell’s current business address is c/o Providence Equity L.L.C., 9 W. 57th Street, Suite 4700, New York, New York 10019, and his current business phone number is (212) 588-6700. Mr. Noell is a citizen of the United States of America.

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Exhibit 7

CUSIP No. 378981104

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each of the Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Stream Global Services, Inc., a Delaware corporation, and that this agreement may be included as an exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of April 18, 2012.

SGS HOLDINGS LLC

/s/ Nathan Walton
By: Nathan Walton
Its: President

/s/ G. Drew Conway
By: G. Drew Conway

/s/ Paul G. Joubert
By: Paul G. Joubert

Exhibit 8

CONTRIBUTION AND EXCHANGE AGREEMENT

This CONTRIBUTION AND EXCHANGE AGREEMENT (this “Agreement”) is made and entered into as of April 18, 2012 by and among SGS Holdings LLC, a Delaware limited liability company (“Parent”), G. Drew Conway, an individual (“Mr. Conway”), and Paul G. Joubert, an individual (“Mr. Joubert” and, together with Mr. Conway, the “Contributors” and each, a “Contributor”).  Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section 7 hereof.

WHEREAS, (i) Mr. Conway holds 451,498 shares (the “Conway Shares”) of common stock, par value $0.001 per share (“Common Stock”), of Stream Global Services, Inc., a Delaware corporation (the “Company”), and (ii) Mr. Joubert holds 489,754 shares (together with the Conway Shares, the “Stream Shares”) of Common Stock;

WHEREAS, as of the date hereof and immediately prior to the Contribution Closing (as defined below), Parent owns 70,070,028 shares of Common Stock, which represents at least 90% of the issued and outstanding shares of Common Stock;

WHEREAS, upon the terms and conditions as set forth herein, each of the Contributors desires to simultaneously contribute to Parent at the Contribution Closing, all of the Stream Shares held by him in exchange (the “Exchange”) for one unit of membership interest in Parent (the “Units”) for each share of Common Stock contributed to Parent; and

WHEREAS, simultaneously with the Exchange, the Contributors desire to become party to that certain Limited Liability Company Agreement of Parent, attached as Exhibit A hereto (the “LLC Agreement”), which provides for, among other things, the management and control of Parent.

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1.                                Contributions.  Upon the terms and subject to the conditions of this Agreement, at the Contribution Closing:

(a)                      Each Contributor shall simultaneously contribute to Parent all of the Stream Shares held by such Contributor (the “Contributed Shares”).

(b)                     In exchange for the Contributed Shares, each Contributor shall simultaneously be admitted as a member of Parent and receive a number of Units equal to the number of such Contributor’s Contributed Shares.  The contribution by the Contributors of the Contributed Shares and the admission of the Contributors as members of Parent and the issuance of the Units reflected in the immediately preceding sentence shall be referred to herein collectively as the “Contribution.”

Section 2.                                Contribution Closing.  The consummation of the Contribution (the “Contribution Closing”) shall occur simultaneously with the execution of this Agreement.  At the Contribution Closing:

(a)                      Each Contributor shall surrender such Contributor’s Contributed Shares (and the certificate(s) representing the Contributed Shares, accompanied by stock powers duly executed in blank) to Parent in accordance with Section 1(a) above.

(b)                     Parent shall admit each Contributor as a member of Parent and issue the Units reflected in the first sentence of Section 1(b) above.

(c)                      The Contributors shall deliver to Parent an executed joinder to the LLC Agreement, in the form of Exhibit B hereto (the “Joinder”), and a counterpart signature to the LLC Agreement.

Section 3.                                Restrictions on Transfer.  The Units held by each Contributor shall be subject to the restrictions on transfer and the other terms and conditions set forth in the LLC Agreement.

Section 4.                                Representations and Warranties of Parent.  Parent represents and warrants to each Contributor, as of the date hereof, as follows:

(a)                      Parent is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b)                     Parent has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Contributors, this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(c)                      The execution and delivery by Parent of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), or (ii) give rise to a right of termination, cancellation, modification or acceleration of any Liability or loss of any benefit under any (A) provision of the certificate of formation of Parent or the LLC Agreement, (B) Contract to which Parent is a party or to which it or any of its Assets is subject or bound, or (C) Law, except, in the case of clauses (B) or (C), for such conflicts, violations or defaults as would not individually or in the aggregate reasonably be expected to have a Parent Material Adverse Effect.

(d)                     No Consent or Order is required by or with respect to Parent in connection with the execution and delivery of this Agreement by Parent or the consummation by Parent of the transactions contemplated hereby except for (i) filings and notices required under applicable securities Laws and (ii) such other consents that if not obtained or made would not individually or in the aggregate reasonably be expected to have a Parent Material Adverse Effect.

(e)                      The Units have been duly authorized and, when issued to each Contributor in the manner contemplated by this Agreement, will be validly issued and fully paid.

(f)                        Assuming the accuracy of the representations and warranties set forth in Section 5 hereof, the issuance of the Units in the manner contemplated by this Agreement will be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and applicable state securities or blue sky Laws.

Section 5.                                Contributor Representations and Warranties.  Each Contributor (solely as to such Contributor and not as to any other Contributor), severally and not jointly, represents and warrants to Parent, as of the date hereof, as follows:

(a)                      Such Contributor has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by such Contributor, and, assuming the due authorization, execution and delivery

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by the other parties hereto, this Agreement constitutes a valid and binding obligation of such Contributor, enforceable against such Contributor in accordance with its terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(b)                     The execution, delivery and performance by such Contributor of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), or (ii) give rise to a right of termination, cancellation, modification or acceleration of any Liability or loss of any material benefit under (A) any Contract to which such Contributor is a party or to which he or any of his Assets is subject or bound, or (B) any Law, except for such conflicts, violations or defaults as would not individually or in the aggregate reasonably be expected to have a Contributor Material Adverse Effect.

(c)                      Such Contributor is an “accredited investor” as such term is defined in Rule 501 under the Securities Act.

(d)                     Such Contributor has such knowledge, experience and skill in evaluating and investing in securities, based on actual participation in financial, investment and business matters, so that he is capable of evaluating the merits and risks of an investment in the Units, and has such knowledge, experience and skill in financial, investment and business matters that he is capable of evaluating the merits and risks of the investment in Parent and the suitability of the Units as an investment and can bear the economic risk of an investment in the Units indefinitely.  Such Contributor understands that no guarantees have been made or can be made with respect to the future value, if any, of the Units, or the profitability or success of the business of the Company.

(e)                      Such Contributor is acquiring the Units for his own account, and not as a nominee or agent, with the present intention of holding such securities for purposes of investment, and not with a view to the sale or distribution of any part thereof.  Such Contributor has no intention of selling, granting any participation in, or otherwise distributing such securities in a public distribution in violation of the federal securities Laws or any applicable state securities Laws.  Such Contributor understands and acknowledges that no public market now exists for any of the securities issued by Parent and that Parent has made no assurances that a public market will ever exist for Parent’s securities.

(f)                        Such Contributor understands and agrees that Parent is not making and has not made any, and that Parent disclaims all, representations or warranties, whether express or implied, including any and all implied warranties as to the condition of Parent or the equity securities, Assets or rights thereof.  Such Contributor agrees that he has made his own inquiry and investigation into, and based thereon, has formed an independent judgment concerning, Parent and its Assets and is not relying upon any Person in making its investment or decision to acquire Units.  Such Contributor acknowledges that none of the members of Parent, the other Contributor or their respective Affiliates is acting as a fiduciary or financial or investment adviser to such Contributor, and has not given such Contributor any investment advice, opinion or other information on whether the Contribution is prudent.

(g)                     Such Contributor owns, of record and beneficially, as of the date hereof and will own, of record and beneficially, immediately prior to the Contribution Closing, all of such Contributor’s Contributed Shares, free and clear of any Liens, except for restrictions on resale under Law.  There are no rights or commitments entitling such Contributor to purchase or acquire, or obligating such Contributor to sell or transfer, any shares of Capital Stock of the Company or any subscriptions, options, calls, warrants or any other rights, whether or not currently exercisable, to acquire any shares of Capital Stock of the Company or that are or may become convertible into or exchangeable for any shares of Capital Stock of the Company, nor has such Contributor entered into any Contract with respect to any of the foregoing.  There are no irrevocable proxies and no voting agreements to which such Contributor is a party with respect to any shares of the Capital Stock or other voting securities of the Company.

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Section 6.                                Tax Treatment.  Each party hereto intends that the surrender of the Contributed Shares and the issuance of the Units qualify as part of an exchange of property for stock under Section 721 of the Internal Revenue Code of 1986, as amended (the “Code”).  Each Contributor and Parent shall prepare and file all tax returns in a manner consistent with such treatment.  Notwithstanding anything herein to the contrary, Parent makes no representation or warranty that Section 721 of the Code will apply to any transaction contemplated by this Agreement.

Section 7.                                Certain Definitions.  For the purposes of this Agreement, each of the following terms shall have the following respective meanings:

(a)                      “Action” means any action, audit, claim, dispute, arbitration, audit, hearing, investigation, litigation, suit or other proceeding (whether civil, criminal, arbitral, administrative, investigative or informal).

(b)                     “Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlled,” “controlling,” “controlled by” and “under common control with” have meanings correlative thereto.

(c)                      “Assets” means all properties, assets and rights of every kind, nature and description whatsoever whether tangible or intangible, real, personal or mixed, wherever located.

(d)                     “Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are required to be closed.

(e)                      “Capital Stock” means any (a) capital stock; (b) shares, interests, participations, rights or other equivalents (however designated) of capital stock; (c) limited liability company, partnership or membership units or interests (whether general or limited); and (d) other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person.

(f)                        “Consent” means any approval, consent, ratification, waiver, clearance or other authorization of, notice to or registration, qualification, designation, declaration or filing with any Person.

(g)                     “Contract” means any contract, subcontract, indenture, note, bond, mortgage, instrument, lease, sublease, license, sublicense, Permit, purchase and sale order or any other agreement, commitment, undertaking or binding arrangement or understanding, whether written or oral.

(h)                     “Contributor Material Adverse Effect” means, with respect to any Contributor, a material adverse effect on the ability of such Contributor to consummate the transactions contemplated hereby in a timely manner or to perform his or its obligations hereunder or under any of the documents being executed in connection herewith.

(i)                         “Governmental Entity” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether domestic or foreign, federal, provincial, state, municipal or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

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(j)                         “Law” means any domestic or foreign, federal, provincial, state or local statute, law, ordinance, rule, regulation, directive, Order, writ, injunction, judgment, administrative or judicial decision or interpretation, treaty, decree or other requirement of any Governmental Entity, including under any Permit.

(k)                      “Liability” means any direct or indirect liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether secured or unsecured, whether choate or inchoate, whether fixed or unfixed, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

(l)                         “Lien” means any claim, lien (statutory or otherwise), encumbrance, pledge, restriction, charge, instrument, license, preference, priority, security agreement, covenant, right of recovery, option, charge, hypothecation, easement, security interest, interest, right of way, encroachment, mortgage, deed of trust, imperfection of title, prior assignments, or other encumbrance or charge of any kind or nature whatsoever or any conditional sale or other title retention agreement or other Contract having substantially the same effect as any of the foregoing.

(m)                   “Order” means any decree, injunction, ruling, judgment, assesment, award, consent or other order of or entered by any Governmental Entity (including, any judicial or administrative interpretations, guidances, directives, policy statements or opinions).

(n)                     “Parent Material Adverse Effect” means a material adverse effect on the ability of Parent to consummate the Contribution in a timely manner or to perform its obligations hereunder.

(o)                     “Permit” means any filing, franchise, permit, approval, certificate, license, agreement, waiver, quota, authorization or similar right with or issued by a Governmental Entity.

(p)                     “Person” means an individual, partnership, corporation, joint venture, association, limited liability company, joint stock company, trust, joint venture, unincorporated organization, Governmental Entity or any other entity.

Section 8.                                General Provisions.

(a)                      Notices.  Any notice, request, demand or other communication required to be given pursuant to this Agreement by any party shall be in writing and shall be validly given or made to the applicable party if served personally, certified or registered, postage prepaid, return receipt requested, sent by facsimile transmission (with confirmation of successful transmission) or electronic mail, receipt confirmed.  If the notice, request, demand or other communication is served personally, service shall be conclusively deemed made at the time of service.  If the notice, request, demand or other communication is sent by facsimile transmission or electronic mail, service shall be conclusively deemed made the first Business Day following successful transmission or upon confirmation of receipt from the recipient.  If the notice, request, demand or other communication is given by mail, service shall be conclusively deemed made four Business Days after deposit in the United States mail, addressed to the applicable party to whom the notice, request, demand or other communication is to be given.  Notices shall be given to such party at its address, email address or facsimile number set forth on the signature pages hereto or such other address or facsimile number as such party may hereafter specify in writing to the other parties.

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(b)                     Binding Effect; Benefits.  This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns.  Nothing in this Agreement, express or implied, is intended or shall be construed to give any Person other than the parties to this Agreement or their respective successors or assigns any legal or equitable right, remedy or claim under or in respect of any agreement or any provision contained herein.

(c)                      Amendment.  No modification, amendment or waiver of any provision of, or consent required by, this Agreement, nor any consent to any departure from the terms of this Agreement, shall be effective unless it is in writing and signed by Parent and the Contributor affected thereby.  Any modification, amendment, waiver or consent shall be effective only in the specific instance and for the purpose for which it is given and shall not extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(d)                     Assignment.  This Agreement and the rights and obligations under this Agreement shall not be assignable or transferable by a Contributor without the prior written consent of Parent.  Parent may freely assign or transfer this Agreement and the rights and obligations hereunder without any other party’s consent.

(e)                      Governing Law.  This Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of, or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by, enforced in accordance with and interpreted under the Laws of the State of Delaware, without reference to applicable principles of conflicts of Laws that would require the application of the Law of any other jurisdiction.

(f)                        Consent to Jurisdiction; Jury Trial Waiver.

(i)                           Each party hereby (A) irrevocably submits to the exclusive jurisdiction of the state courts of the State of Delaware or the United States District Court located in the State of Delaware for the purpose of any Action that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), (B) waives to the extent not prohibited by applicable Law, and agrees not to assert by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its Assets are exempt or immune from attachment or execution, that any such Action brought in one of the above-named courts is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court, (C) agrees not to commence any Action that may be based upon, arise out of or relate to this Agreement other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such Action to any court other than one of the above-named courts whether on the grounds of inconvenient forum or otherwise, and (D) consents to service of process in any such Action in any manner permitted by Delaware Law, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 8(a) is reasonably calculated to give actual notice.

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(ii)   To the extent not prohibited by applicable Law that cannot be waived, each party hereby waives and covenants that it will not assert (whether as plaintiff, defendant or otherwise) any right to trial by jury in any forum in respect of any Action arising out of or based upon this Agreement or the subject matter hereof or in any way connected with or related or incidental to the transactions contemplated hereby, in each case whether now existing or hereafter arising.  Any party may file an original counterpart or a copy of this Section 8(f) with any court as written evidence of the consent of each such party to the waiver of its right to trial by jury.

(g)       Recovery of Costs and Attorneys’ Fees.  If there are any Actions arising out of or relating to this Agreement or the transactions contemplated hereby, including any Actions to enforce any terms or conditions of this Agreement, the prevailing party shall be entitled to recover from the other party all court costs, fees and expenses relating to such Action, including reasonable attorneys’ fees.

(h)       Settlement Negotiations.  If any dispute occurs pertaining to or arising from this Agreement, and the parties mutually determine to engage in any settlement negotiations with respect to such dispute, all of the communications in connection with such settlement negotiations, oral and written, between the parties and their representatives, and among the parties and any settlement officer, mediator or other third party acting in a similar capacity, shall be confidential and inadmissible in any Actions and shall be treated as compromise and settlement negotiations and occurring in the course of mediation for the purposes of the federal and state rules of evidence.

(i)        Enforceability.  It is the desire and intent of the parties to this Agreement that the provisions of this Agreement shall be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought.  Accordingly, if any particular provision of this Agreement shall be adjudicated to be invalid or unenforceable, the provision shall be deemed amended to delete therefrom the portion adjudicated to be invalid or unenforceable, with the deletion to apply only with respect to the operation of the provision in the particular jurisdiction in which the adjudication is made.

(j)        Further Assurances.  Each party shall furnish such further information, execute and deliver such other documents, and do such other acts and things as any other party may reasonably request from time to time for the purpose of carrying out the intent of this Agreement and the transactions contemplated hereby.

(k)       Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party hereto, upon any breach, default or noncompliance by any other party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring.  It is further agreed that any Consent of any kind or character on any party’s part of any breach, default or noncompliance under this Agreement, or any waiver on such party’s part of any provisions or conditions of the Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement, or otherwise afforded to any party, shall be cumulative and not alternative.

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(l)        Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Any counterpart or other signature delivered by facsimile or electronic transmission shall be deemed for all purposes as being good and valid execution and delivery of this Agreement by that party.

[Signature pages follow.]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PARENT:

SGS HOLDINGS LLC

By:	/s/ Nathan Walton
Name:	Nathan Walton
Title:	President

Notices:

c/o Ares Management LLC
2000 Avenue of the Stars, 12th Floor
Los Angeles, California 90067
Attention:	Michael D. Weiner
Facsimile:	(310) 201-4141
email:	weiner@aresmgmt.com

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
Attention:	Ori Solomon, Esq.
Facsimile:	(212) 969-2900
email:	osolomon@proskauer.com

[Signature Page to Contribution and Exchange Agreement]

CONTRIBUTORS:

G. DREW CONWAY

/s/ G. Drew Conway
G. Drew Conway

Notices:

c/o Stream Global Services, Inc.
20 William Street, Suite 310
Wellesley, Massachusetts 02481
Attention:	G. Drew Conway
Facsimile:
email:	gdconway@hotmail.com

[Signature Page to Contribution and Exchange Agreement]

PAUL G. JOUBERT

/s/ Paul G. Joubert
Paul G. Joubert

Notices:

c/o Stream Global Services, Inc.
20 William Street, Suite 310
Wellesley, Massachusetts 02481
Attention:	Paul G. Joubert
Facsimile:
email:	joubertcpa@aol.com

[Signature Page to Contribution and Exchange Agreement]

Exhibit A

LLC AGREEMENT

EXECUTED VERSION

LIMITED LIABILITY COMPANY AGREEMENT

OF

SGS HOLDINGS LLC

This Limited Liability Company Agreement (this “Agreement”) of SGS Holdings LLC, a Delaware limited liability company (the “LLC”), is entered into as of January 27, 2012 by Ares Corporate Opportunities Fund II, L.P., a Delaware limited partnership (“Ares”), EGS Dutchco B.V., a Netherlands corporation (“PEP”), NewBridge International Investment Ltd., a British Virgin Islands company (“Ayala” and, together with Ares and PEP, the “Initial Members”), and such other persons and entities that may hereafter be admitted to the LLC as members upon their execution (directly or by power of attorney) of a counterpart to this Agreement (the “Members”).

WHEREAS, the Initial Members hereby form the LLC as a limited liability company under the Delaware Limited Liability Company Act (Del. Code tit. 6, §§ 18-101 — 18-1109), as amended from time to time (the “Act”), by adopting this Agreement and causing the filing in the office of the Secretary of State of the State of Delaware the Certificate of Formation of the LLC on the date hereof (as amended from time to time, the “Certificate”), and adopting this Agreement.

NOW, THEREFORE, in consideration of these premises and the mutual promises and agreements herein made and intending to be legally bound hereby, the parties hereto agree as follows:

1.                                      Name, General Rights.  The business of the LLC may be conducted under the name of the LLC or any other name deemed necessary or desirable by the Board of Managers (as defined below).  The rights, duties and liabilities of the Members and the Board of Managers shall be as provided in the Act for members and managers except as provided herein.

2.                                      Purpose.  The LLC has been formed for the principal purpose of acquiring, holding, protecting and disposing of shares of the common stock, par value $0.001 per share (“Common Stock”), of Stream Global Services, Inc., a Delaware corporation (“SGS”), and engaging in any and all activities necessary or incidental to the foregoing, including without limitation borrowing funds to pay the purchase price of any shares of Common Stock acquired by the LLC and any expenses in connection therewith.

3.                                      Registered Office; Registered Agent.  The address of the registered office of the LLC in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name and address of the registered agent of the LLC for service of process on the LLC in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

4.                                      Principal Office.  The principal office address of the LLC shall be 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067, or such other place as the Board of Managers may determine from time to time.

5.                                      Admission of Members.  Upon execution of a counterpart to this Agreement by each of the Initial Members, each Initial Member listed on the schedule of members kept at the offices of the LLC (the “Schedule of Members”) as of the date hereof is hereby admitted simultaneously as a member of the LLC as of the date hereof and agrees to be bound by the terms of this Agreement.

6.                                      Authorized Persons.  Shannyn E. Crawford is hereby designated as an “authorized person” of the LLC within the meaning of the Act, and is hereby authorized to execute, deliver and file the Certificate of Formation of the LLC with the Secretary of State of the State of Delaware.  Upon the filing of the Certificate of Formation of the LLC with the Secretary of State of the State of Delaware, her powers as an “authorized person” of the LLC shall cease, and each member of the Board of Managers shall thereupon became a designated “authorized person” of the LLC and shall continue as a designated “authorized person” of the LLC within the meaning of the Act.

7.                                      Officers.  The Board of Managers shall have the authority to elect or appoint such officers and agents of the LLC as it deems necessary, desirable or appropriate for the operation and management of the LLC.  Any officer may be removed as such, either with or without cause, by the Board of Managers.  Any officer may also resign as such at any time.  Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board of Managers.  The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.  Designation of an officer shall not of itself create any contract rights.

8.                                      Board of Managers.

(a)                                 The management of the LLC shall be vested exclusively in a board of managers (the “Board of Managers”), which shall be comprised of three members, with each of the Initial Members appointing one of the members.  The Board of Managers shall initially be comprised of the following three persons:  Nathan Walton (as the designee of Ares), R. Davis Noell (as the designee of PEP) and Alfredo I. Ayala (as the designee of Ayala).  The Members, in their capacity as members, shall have no part in the management of the LLC and shall have no authority to, or right to, act on behalf of or bind the LLC in connection with any matter, nor have any further voting rights except as to certain matters provided herein or as deemed necessary or appropriate by the Board of Managers.  To the fullest extent permitted by law, the Board of Managers shall be authorized to act on behalf of and to bind the LLC in all respects, without any further consent, vote or approval of the Members, and the Board of Managers’ powers shall include, without limitation, the authority to negotiate, complete, execute and deliver any and all agreements, deeds, instruments, receipts, certificates and other documents on behalf of the LLC, and to take all such other actions on behalf of the LLC as the Board of Managers may consider necessary or advisable in connection with the management of the LLC, including, without limitation, the sole and exclusive right and power respecting the incurrence of indebtedness and the investment, voting and disposition of Common Stock. Any action or resolution of the Board of Managers shall require the consent of each member of the Board of Managers.  Except as provided in Sections 17 and 24 hereof, any action or consent of the Members required under this Agreement shall require the consent of each of the Initial Members and only the consent of the Initial Members.  Each member of the Board of Managers is hereby designated as a “manager” of the LLC within the meaning of Section 18-101(10) of the Act.

(b)                                 Any member of the Board of Managers may resign at any time upon written notice to the Members, provided that prior to the effectiveness of any such resignation (or in the event of any other vacancy on the Board of Managers), the Initial Members shall provide for (i) the substitution of a new member of the Board of Managers designated by the same Initial Member that had designated the resigning (or previous) member of the Board of Managers (and all Initial Members hereby agree to take all actions necessary to designate such replacement designee) or (ii) the dissolution of the LLC.

(c)                                  Whenever any determination, evaluation, election, decision, approval, authorization, consent or other action is to be made, given or taken by the Board of Managers under this Agreement, such determination, evaluation, election, decision, approval, authorization, consent or other action may be made, given, withheld or taken by the Board of Managers in its sole and absolute discretion.  All determinations, decisions and actions made or taken by the Board of Managers in accordance with this Agreement shall be conclusive and absolutely binding upon the LLC, the Members and their respective successors, assigns and personal representatives.

(d)                                 Persons dealing with the LLC are entitled to rely conclusively upon the power and authority of the Board of Managers as herein set forth.

9.                                      Units; Capital Contributions.

(a)                                 The membership interests of the LLC shall be represented by issued and outstanding Units, which shall not be certificated.  The Schedule of Members shall be maintained by the Board of Managers and shall identify all Members, their respective mailing addresses, the capital contributions made by each of them and the number of Units held by them.  The Board of Managers shall update the Schedule of Members upon the issuance or transfer of any Units to any new or existing Member.  A copy of the Schedule of Members as of the execution of this Agreement is attached hereto as Schedule A.  Each Member shall be entitled to one vote per Unit held by such Member on all matters upon which the Members have the right to vote under this Agreement.

(b)                                 The Members have made or will make a contribution of shares of Common Stock (the “Securities”) to the capital of the LLC in the amounts set forth on the Schedule of Members.  Each Member shall receive one Unit for each share of Common Stock contributed to the LLC by such Member.  The initial contribution of Securities by the Initial Members to the LLC shall occur simultaneously on the date hereof.  Following such contribution, the LLC will own at least 90% of the outstanding shares of each outstanding class of stock of SGS.  The LLC shall cause the specific Securities contributed by each Member to be held in a segregated lot (by the LLC, if certificates are contributed, or by a broker or other agent or custodian, if certificates are not contributed) clearly marked to identify the contributing Member of each such lot.  The Board of Managers may call additional capital from the Members in exchange for the issuance of additional Units, on a pro rata basis in accordance with the number of Units then held by each Member, to pay costs, expenses and other Liabilities arising in connection with the organization and operations of the LLC.  The Members shall concurrently make any contributions required under Section 17 hereof in exchange for the issuance of additional Units. The Schedule of Members shall be amended from time to time by the Board of Managers to reflect such additional capital contributions and issuances of Units.  Upon conversion of any Convertible Note into Units, the Member that is the holder of such Convertible Note shall be deemed to have made a capital contribution to the LLC in an amount equal to the sum of the outstanding principal amount of such Convertible Note that has not been repaid plus all accrued and unpaid interest on such Convertible Note.

10.                               Capital Accounts.  The LLC shall maintain for each Member a capital account in accordance with this Section 10 and in accordance with the rules of Section 1.704-1(b)(2)(iv) of the Treasury Regulations (the “Treasury Regulations”) promulgated under the Internal Revenue Code of 1986, as amended (the “Code”).  Each Member’s capital account shall have an initial balance equal to the value of the Securities (based on the closing per share stock price of the Securities as of the date hereof) constituting such Member’s initial contribution to the capital of the LLC.  Each Member’s capital account shall be increased by the sum of (a) the amount of cash constituting additional contributions by such Member to the capital of the LLC, plus (b) any profits allocated to such Member’s capital account pursuant to Section 11 hereof.  Each Member’s capital account shall be reduced by the sum of (x) the amount of cash and the fair value of any property distributed by the LLC to such Member (such valuation to be determined by the Board of Managers), plus (y) any losses allocated to such Member’s capital account pursuant to Section 11 hereof.

11.                               Allocations.  The LLC’s profits and losses shall be allocated to the Members’ respective capital accounts as established by Section 10 hereof, taking into account any variation between the adjusted tax basis and book value of the LLC’s property, solely for tax purposes, in accordance with the principles of Section 704(c) of the Code (and Treasury Regulation Section 1.704-1(b)(2)(iv)(f)).  Profits and losses other than those allocated solely for tax purposes pursuant to the previous sentence shall be allocated on a pro rata basis in accordance with the number of Units then held by each Member.  Notwithstanding the previous sentence, in the event any Convertible Note is converted into Units, income, gain, deduction and loss arising from such conversion shall be allocated by the Board of Managers among the Members in accordance with the principles set forth in the proposed Treasury Regulations regarding treatment of noncompensatory partnership options (or pursuant to any successor temporary or final Treasury Regulations promulgated).

12.                               Distributions.

(a)                                 No Member shall (i) be entitled to interest on its Units or (ii) have the right to distributions or the return of any contribution to the capital of the LLC, except (A) for distributions in accordance with this Section 12 or (B) upon dissolution of the LLC.  The entitlement to any such return at such time shall be limited to the value of the capital account of the Member.  To the fullest extent permitted by the Act, the Members shall not be liable for the return of any such amounts.  The LLC shall not make a distribution to a Member if such distribution would violate Section 18-607 of the Act or other applicable law.

(b)                                 Distributions shall be made to the Members at the times and in the aggregate amounts determined by the Board of Managers.

(c)                                  Net cash proceeds received by the LLC shall be distributed to the Members after receipt thereof on a pro rata basis in accordance with the number of Units then held by each Member.

(d)                                 The Board of Managers may make distributions-in-kind to the Members to the extent it deems appropriate to do so.  In the event Securities are distributed in-kind to any Member, unless the Board of Managers determines otherwise, such Member shall receive specified Securities only from the segregated lot established for such Member pursuant to Section 9(b) hereof. Within a reasonable time after the distribution, the broker or other agent or custodian (or in the event certificates were held on behalf of the Member, the LLC) shall provide written confirmation of the specification in a written document that complies with Treasury Regulation Section 1.1012-1(c)(3).

(e)                                  If the LLC incurs (i) a withholding tax or other tax obligation with respect to the share of LLC income allocable to any Member, or (ii) any other expense or obligation of the LLC, then the Board of Managers, without limitation of any other rights of the LLC, may cause the amount of such obligation to be offset against any amounts distributable to such Member (or on a pro rata basis in accordance with the number of Units then held by all Members, as applicable).  Any amount offset pursuant to the preceding sentence shall be treated, for purposes of Sections 12(b) and 17 hereof, as having been distributed to the affected Member(s).  If the amount of such taxes is greater than any such then distributable amounts, then such Member and any successor to such Member’s Units shall indemnify and hold harmless the LLC and the Board of Managers against, and shall reimburse the LLC within ten (10) days after the demand of the Board of Managers, the amount of such excess.

13.                               Fiscal Year.  The fiscal year of the LLC for accounting and tax purposes shall begin on January 1 and end on December 31 of each year, except for the short taxable years in the years of the LLC’s formation and termination and as otherwise required by the Code.

14.                               Assignments and Transfers of Units.

(a)                                 A Member may not, directly or indirectly, transfer, dispose, withdraw or otherwise pledge any portion of its Units to any Person without the prior written consent of the Board of Managers.

(b)                                 A transferee who has been approved by the Board of Managers shall be entitled to the allocations and distributions attributable to the Units transferred to such transferee and to transfer such Units in accordance with the term of this Agreement; provided, however, that such transferee shall not be entitled to the other rights of a Member as a result of such transfer until it becomes a substituted Member.  No transferee may become a substituted Member except with the prior written consent of the Board of Managers.  Such transferee shall be admitted to the LLC as a substituted Member upon execution of a counterpart to this Agreement or such other instrument evidencing, to the satisfaction of the Board of Managers, such substitute Member’s intent to become a Member.  Notwithstanding the above, the LLC and the Board of Managers shall incur no Liability for allocations and distributions made in good faith to the transferring Member until a written instrument of transfer has been received and accepted by the LLC and recorded on its books and the effective date of the transfer has passed.

15.                               Admissions of Additional Members.  The Board of Managers may cause the LLC to admit additional Members in connection with the issuance of additional Units by the LLC or the transfer of Units in accordance with Section 14 hereof.  An additional Member shall be deemed admitted as a Member upon the execution by such additional Member of (a) a written document pursuant to which such additional Member agrees to become a Member and to be bound by this Agreement (“Joinder”) and (b) a counterpart signature page to this Agreement, which shall be deemed for all purposes to constitute an amendment to this Agreement providing for such admission, but shall not require the consent or approval of any other Member.  The Board of Managers shall make any necessary filings with the appropriate governmental authorities and take such actions as are necessary under applicable law to effectuate such admission.  The admission of an additional Member to the LLC shall be effective upon the execution of such counterpart signature page to this Agreement.  For the avoidance of doubt, execution of a Joinder shall constitute execution of a counterpart signature page to this Agreement.  Upon admission, such additional Member shall be bound by all provisions of this Agreement.  The Schedule of Members maintained by the Board of Managers shall be subsequently amended to reflect the admission of any new Member.

16.                               Liability of Members.  A Member shall not have any liability for the Liabilities of the LLC, except to the extent provided in the Act.

17.                               Dissolution.

(a)                                 Subject to the occurrence of an event of dissolution pursuant to Section 17(b) hereof, the LLC shall have perpetual existence.

(b)                                 The LLC shall dissolve, and its affairs shall be wound up upon the first to occur of the following:  (i) the entry of a decree of judicial dissolution of the LLC under Section 18-802 of the Act, (ii) at any time there are no members of the LLC unless the LLC is continued without dissolution in accordance with the Act, (iii) at such time as the Board of Managers shall determine or (iv) so long as there is no indebtedness for borrowed money of the LLC (including any Convertible Notes) then outstanding, two (2) days after delivery by any Initial Member of a written request to the LLC and all other Members to dissolve the LLC.  Immediately prior to such dissolution, if the ratio of the outstanding principal amount of the Convertible Notes held by each Member as compared with the aggregate outstanding principal amount of all Convertible Notes (the “Notes Ratio”) is not equal to the ratio of the number of Units held by such Member as compared with the aggregate number of Units then outstanding (the “Units Ratio”), then unless the Board of Managers determines otherwise, each Member shall convert its Convertible Notes into Units (and surrender its Convertible Notes to the LLC).  If the Notes Ratio is equal to the Units Ratio, then unless the Board of Managers determines otherwise, each Member shall contribute to the LLC, as a capital contribution, all loans made by such Member to the LLC, together with any accrued and unpaid interest thereon (including those evidenced by a Convertible Note) and shall surrender all such Convertible Notes to the LLC.

(c)                                  Upon the appointment by the Board of Managers of a liquidating trustee following the dissolution of the LLC, the liquidating trustee shall cause the LLC to pay or make reasonable provision for the satisfaction of the LLC’s Liabilities to creditors in accordance with the Act.  In performing its duties, the liquidating trustee is authorized, subject to the Act, to sell, exchange or otherwise dispose of the assets of the LLC in such reasonable manner as the liquidating trustee shall determine to be in the best interest of the Members.  After satisfaction of the LLC’s Liabilities in accordance with the Act, the remaining assets of the LLC shall then be distributed to the Members in cash (to the extent feasible) or in kind, in the sole discretion of the liquidating trustee on a pro rata basis in accordance with the number of Units then held by each Member.  If Securities are distributed in-kind, unless the Board of Managers determines otherwise, each Member shall receive specified Securities only from the segregated lot established for such Member pursuant to Section 9(b) hereof, with written confirmation thereafter in accordance with Section 12(d) hereof.  The expenses incurred by the liquidating trustee in connection with winding up the LLC, all other Liabilities of the LLC incurred in accordance with the terms of this Agreement, and reasonable compensation for the services of the liquidating trustee shall be borne by the LLC.  The Board of Managers shall serve as the liquidating trustee unless otherwise determined by the Board of Managers.

(d)                                 The LLC shall terminate when (i) all of the assets of the LLC, after payment of or due provision for all Liabilities of the LLC shall have been distributed to the Members in the manner provided for in this Agreement and (ii) the Certificate shall have been canceled in the manner required by the Act.

18.                               Scope of Duties.

(a)                                 To the fullest extent permitted by law, this Agreement is not intended to, and does not, create or impose any fiduciary duties on the members of the Board of Managers or any other Covered Person and no such Person shall have any fiduciary duties to the LLC or the Members.  To the fullest extent permitted by law, the Members hereby waive any and all fiduciary duties of the Board of Managers that, absent such waiver, may exist at or be implied by law or in equity, and in doing, recognize, acknowledge and agree that the duties and obligations of the members of the Board of Managers to the Members and to the LLC are only as expressly set forth in this Agreement and those required by the Act.  To the extent that, at law or in equity, the members of the Board of Managers or any other Covered Person has duties (fiduciary or otherwise) or Liabilities to the LLC or to any Member, (i) the members of the Board of Managers and such other Covered Person(s) shall not be liable to the LLC or to any Member for their good faith reliance on the provisions of this Agreement and (ii) such duties and Liabilities are restricted or eliminated by the provisions of this Agreement to the extent that such provisions restrict or eliminate the duties (fiduciary or otherwise) and Liabilities of the members of the Board of Managers or such other Covered Person(s) to the LLC or to any Member otherwise existing at law or in equity. Nothing in this Agreement shall in any way limit, prejudice or affect any right, claim or action that a Member may have (whether contractual or otherwise) in connection with the willful misconduct, fraud or gross negligence of a member of the Board of Managers or any other Covered Person.

(b)                                 Without limiting the foregoing, each Member acknowledges and agrees that (i) the members of the Board of Managers and their respective Representatives currently manage, and have interests in, other Relevant Entities and other Persons (each, an “Other Entity”), (ii) there may be situations in which the interests of the LLC or its Members with respect to a particular matter conflict with the interests of one or more of the Other Entities, one or more of the members of the Board of Managers or one or more of their respective Representatives, (iii) on any matter involving a conflict of interest, the Board of Managers may resolve such conflict in any manner the Board of Managers and such Person determines to be necessary, reasonable, desirable or appropriate (it being understood that this determination will frequently be subjective in nature), and (iv) to the fullest extent permitted by law, such determinations will not, in any case or in the aggregate, be deemed a breach of this Agreement or any duty (fiduciary or otherwise) that might be owed by the Board of Managers or such Person to the LLC or to any Member at law or in equity.

(c)                                  At the request of any member of the Board of Managers, each Member shall execute such further documents and take such further actions to implement the purposes, objectives, terms and provisions of this Section 18.

19.                                 Exculpation.

(a)                                  Except as otherwise expressly provided by the Act, the Liabilities of the LLC, whether arising in contract, tort or otherwise, shall be the Liabilities solely of the LLC, and no Covered Person shall be obligated personally for any such Liability of the LLC solely by reason of being a Covered Person of the LLC.

(b)                                 To the fullest extent permitted by law, no Covered Person shall be liable, responsible or accountable in any way to the LLC or its Members for monetary damages for breach of fiduciary duty.  Without limiting the foregoing, any act or omission of the Covered Person, the effect of which may cause or result in loss or damage to the LLC or the Members, if done in good faith to promote the best interests of the LLC and in a manner otherwise consistent with the material terms of this Agreement, shall not subject the Covered Person to any Liability to the LLC or its Members.

20.                                 Indemnification.  To the fullest extent permitted by law, the LLC shall indemnify, defend and hold harmless each Covered Person from and against all losses, damages, fines, penalties, costs, expenses and claims (including fees and disbursements of counsel and other professionals and costs of investigation) (i) directly or indirectly arising out of or in connection with any act or failure to act by a Covered Person pursuant to this Agreement, (ii) to which such Covered Person may become subject or which such Person may incur directly or indirectly by reason of its Company Status, or (iii) directly or indirectly arising out of or in connection with the business and affairs of the LLC (each, an “Indemnified Claim”); provided, that no Covered Person shall be indemnified with respect to an Indemnified Claim under this Section 20 to the extent such claim arises from acts or omissions committed by such Covered Persons constituting willful misconduct, fraud or gross negligence.  Any indemnity under this Section 20 by the LLC shall be provided out of and to the extent of the assets of the LLC only, and the Members shall not have any personal liability on account thereof.

21.                                 Acknowledgments and Representations by Members.  Each Member hereby acknowledges and agrees that:

(a)                                  The Units have not been registered under the Securities Act of 1933 or the securities laws of any other jurisdiction, are issued in reliance upon federal and state exemptions for transactions not involving a public offering and cannot be disposed of unless (i) they are subsequently registered or exempted from registration under the Securities Act and (ii) the provisions of this Agreement have been complied with.

(b)                                 Such Member’s Units and its underlying interest in the Securities held by the LLC represent an illiquid investment.  Such Member does not hold nor is it entitled to hold any voting dispositive or investment determination rights with respect to the portion of the Securities, and such rights are vested exclusively in the Board of Managers.  The Board of Managers has sole and exclusive voting, dispositive and investment determination rights over the Securities held by the LLC.

(c)                                  The LLC’s counsel may also be counsel to any Member or any Affiliate of a Member.  The LLC has initially selected Proskauer Rose LLP (“Proskauer”) as legal counsel to the LLC.  Proskauer does not represent any Member other than Ares, and, to the fullest extent permitted by law, Proskauer owes no duty to any Member by reason of its representation of the LLC.  Notwithstanding any adversity that may develop, to the fullest extent permitted by law, Proskauer may represent the LLC or Ares in any dispute or controversy arises between any Members and the LLC, and such Member hereby consents to such representation.  Proskauer has represented the interests of Ares in connection with the formation of the LLC and the preparation and negotiation of this Agreement.  While communications with Proskauer concerning the formation of the LLC and its Members may be confidential with respect to third parties, no Member has any expectation that such communications are confidential with respect to Ares.

22.                                 Definitions.  For purposes of this Agreement, the following terms shall have the meaning ascribed thereto:

(a)                                  “Affiliate” means, with respect to any Person, any other Person, directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with, such Person.

(b)                                 “Company Status” means the status of a Person who is or was a Representative of the LLC, any Member, any member of the Board of Managers, any of their respective Affiliates or of any other Person for which such Person is or was serving at the request of any of the Members or their respective Affiliates.

(c)                                  “Convertible Notes” means any convertible promissory notes, or other instrument evidencing indebtedness for borrowed money, issued by the LLC in favor of a Member.

(d)                                 “Covered Person” means any member of the Board of Managers or any Representative or Affiliate of such member, in each case when acting in such capacity; provided that the Members shall not be Covered Persons.

(e)                                  “Liability” means, with respect to any Person, any debt, liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

(f)                                    “Person” means any individual, general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, estate, business trust, cooperative or association and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits or any other entity.

(g)                                 “Relevant Entity” means the LLC, each of the Members, any Affiliate of the Members, any Person in which any of the foregoing owns an interest and any Person to which any of the foregoing provides services.

(h)                                 “Representative” means, with respect to any Person, any Affiliate, director, officer, employee, shareholder, member, manager, partner or agent of such Person.

(i)                                     “Unit” means a unit representing a fractional part of the interest in the LLC owned by a Member.

23.                                 Matters Relating to SGS.  Each Member hereby acknowledges and agrees that:

(a)                                  The LLC is an Affiliate (as defined in that certain Stockholders Agreement, dated as of October 1, 2009, by and among SGS, Ares, PEP, Ayala and certain other parties (the “Stockholders Agreement”)).  For so long as the LLC continues to exist, the Board of Managers shall cause the LLC to vote the Securities in a manner consistent with the provisions of, and exercise all rights under, the Stockholders Agreement as though each of Ares, PEP and Ayala continued to directly own the Securities in the same amounts as each of them did immediately prior to the date hereof.

(b)                                 Upon the dissolution of the LLC (or the consummation of a merger of the LLC with and into SGS), each of Ares, PEP and Ayala shall continue to be the Ares Significant Investor, the PEP Significant Investor and the Ayala Significant Investor (each as defined in the Stockholders Agreement), respectively.

(c)                                  Each Member shall execute such further documents and take such other actions as may be necessary or appropriate to implement the purposes, objectives, terms and provisions of this Section 23.

24.                                 Amendments.  Amendments to this Agreement may be made from time to time by the Board of Managers without the consent of the Members or any other Person; provided, however, that without the consent of each Member affected thereby, no such amendment shall (a) except as set forth in the sixth sentence of Section 9(b) hereof, require any Member to make additional capital contributions or purchase additional Units without its consent, (b) increase the liability of any Member or (c) reduce the number of Units held by any Member.

25.                                 Special Power of Attorney.

(a)                                  Each of the undersigned by execution of this Agreement (including by execution of a Joinder or counterpart signature page hereto) constitutes and appoints the Board of Managers as its true and lawful representative and attorney-in-fact, in its name, place and stead, with full power of substitution, to make, execute, sign, acknowledge and deliver or file:

(i)                                     the Certificate and any other instruments, documents, certificates and consents which may from time to time be required by any law to effectuate, implement and continue the valid and subsisting existence of the LLC;

(ii)                                  all instruments, documents and certificates that may be required to effectuate the dissolution and termination of the LLC in accordance with the Act;

(iii)                               all other amendments of this Agreement or the Certificate contemplated by this Agreement including, without limitation, amendments reflecting the addition or substitution of any Member, or any action of the Members or duly taken pursuant to this Agreement whether or not such Member voted in favor of or otherwise approved such action; and

(iv)                              any other instrument, certificate or document required from time to time to admit a Member, to effect its substitution as a Member, to effect the substitution of the Member’s assignee as a Member, or to reflect any action of the Members provided for in this Agreement.

(b)                                 The foregoing grant of authority (x) is a special power of attorney coupled with an interest in favor of the Board of Managers and as such shall be irrevocable and shall survive and not be affected by the death, incapacity or disability of a Member that is a natural person or the merger, dissolution or other termination of the existence of a Member that is a corporation, association, partnership, limited liability company or trust and (y) shall survive the assignment by the Member of the whole or any portion of its Units, except that where the assignee of the whole thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling the Board of Managers to execute, acknowledge and file any instrument necessary to effect any permitted substitution of the assignee for the assignor as a Member and shall thereafter terminate.

26.                                 Execution of Additional Documents.  Each Member hereby agrees to execute all certificates, counterparts, amendments, instruments or documents that may be required by laws of the various jurisdictions in which the LLC conducts its activities, to conform with the laws of such jurisdictions governing limited liability companies.

27.                                 Agreement Binding Upon Successors and Assigns.  This Agreement shall be binding and inure to the benefit of the Members hereto and to their respective successors, but the rights and obligations of the Members hereunder shall not be assignable, transferable or delegable except as expressly provided herein, and, to the fullest extent permitted by law, any attempted assignment, transfer or delegation thereof which is not made in accordance with such express provisions shall be void.

28.                                 Not for Benefit of Creditors.  The provisions of this Agreement are intended only for the regulation of relations among Members and between Members and former or prospective Members and the LLC.  None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the LLC or by any creditor of a Member.  Nothing in this Agreement shall be deemed to create any right in any Person (other than Covered Persons) not a party hereto, and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than Covered Persons).

29.                                 Counterparts.  This Agreement may be executed in any number of counterparts and by different parties to this Agreement in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement.

30.                                 Governing Law.  This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to any conflicts or laws or choice of laws principles that would require the application of the laws of any jurisdiction other than the State of Delaware, all rights and remedies being governed by said laws.  The Members intend the provisions of the Act to be controlling as to any matters not set forth in this Agreement.

31.                                 Severability of Provisions.  Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

32.                                 Effectiveness.  Pursuant to Section 18-201(d) of the Act, this Agreement shall be effective at 5:00 p.m. Eastern Standard Time on January 27, 2012.

[Signature pages to follow.]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement as of the date first above written.

Initial Members

Ares Corporate Opportunities Fund II, L.P.

By:	ACOF Operating Manager II, L.P.
Its:	Manager

By:	/s/ Michael D. Weiner
	Name:	Michael D. Weiner
	Title:	Authorized Signatory

EGS Dutchco B.V.

By:	/s/ Sinisa Krnic
	Name:	Sinisa Krnic
	Title:	Director

NewBridge International Investment Ltd.

By:	/s/ Alfredo I. Ayala
	Name:	Alfredo I. Ayala
	Title:	Authorized Signatory

[Signature Page to LLC Agreement for SGS Holdings LLC]

Schedule A

Schedule of Members

(As of January 27, 2012)

		Capital Contributions
Name	Mailing Address	Cash	Securities	Units

Ares Corporate Opportunities Fund II, L.P.	c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067	—	36,085,134	36,085,134

EGS Dutchco B.V.	c/o Providence Equity Partners, Inc., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903	—	13,460,624	13,460,624

NewBridge International Investment Ltd.	c/o Ayala Corporation, 33/F Tower One, Ayala Triangle, Ayala Avenue, Makati City, Metro Manila, Philippines, 1226	—	20,524,270	20,524,270

Total:		—	70,070,028	70,070,028

Exhibit B

JOINDER

JOINDER AGREEMENT

The undersigned hereby agrees, effective as of [•], 2012, to become a party to that certain Limited Liability Company Agreement (the “LLC Agreement”) of SGS Holdings LLC, a Delaware limited liability company, dated as of January 27, 2012, as may be amended from time to time, and for all purposes of the LLC Agreement, the undersigned shall be a Member (as defined in the LLC Agreement) and shall be bound by the LLC Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the day and year first above written.

By:
Name: [•]

Signature Page to Joinder Agreement